Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Formation

DiscLive, Inc.	Delaware corporation
IMKI Ventures, Inc.	Delaware corporation
Officeware Corporation	Texas corporation